EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam

Selangor, Malaysia

BY EDGAR

November 15, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 16, 2024
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated November 4, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 1 to the Registration Statement on Form F-1 that the Company filed with the Commission on October 16, 2024 (“Amendment No. 1”).

The Company is responding to the Staff’s comments by filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Business – Relationships with Partners, Regulators, and Government, page 66

We note your revised disclosure on page 46 that “[f]or the fiscal period ended June 30, 2024, . . . revenue derived from cosmetic and skincare accounted for approximately 41.62,” compared to your fiscal years ended December 31, 2023 and 2022 where “[r]evenue derived from cosmetic and skincare accounted for approximately 10% and 3% of our total revenue for those fiscal years, respectively.” We also note your response to prior comment 2 in our letter dated August 22, 2024, including that “[w]hile the Company believes that additional sales and revenues will be generated through these distribution agreements as the commercial rollout of SpaceLift continues, and that such sales and revenues, whether with respect to these agreements in aggregate or with respect to any particular agreement individually, will reach a meaningful level, it does not believe that any of these five distribution agreements, on an individual basis, currently constitutes a material agreement for the Company. When and if any of these distribution agreements does constitute a material agreement after the closing of this offering, the Company will file such agreement(s) as an exhibit to its applicable Securities Exchange Act reports, as required by law and SEC regulations.” Please file your distribution agreements as exhibits to the registration statement or provide a detailed legal analysis describing why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response

In response to the comment, we have added the Agreement for Supply of Goods effective April 1, 2024 between EMP Solution Sdn Bhd and Hong Kong Sa Sa (M) Sdn Bhd and the Agreement for Supply of Goods effective May 16, 2024 between EMP Solution Sdn Bhd and Sa Sa Cosmetic Company Limited as Exhibits 10.12 and 10.13 to Amendment No. 2. Revenue generated during the six month period ended June 30, 2024 from these two agreements was approximately MYR 367,007 ($82,706) and MYR 805,350 ($181,487), respectively, with such revenue continuing into the third and fourth fiscal quarters of 2024.

However, we are not filing either (A) the Exclusive Distributor Agreement dated December 25, 2023 with Pro Tek AS, (B) the Exclusive Distributor Agreement dated December 25, 2023 with Sash Trade or (C) the Exclusive Distributor Agreement dated December 25, 2023 with Aerofit Multiplus Pte Ltd due to the fact that we have determined that such agreements are not material for the Company at this time. Specifically, there were no revenues during the six month period ended June 30, 2024 under the agreement with Pro Tek due to the fact that the Company is currently updating the product labeling to ensure compliance with applicable regulations, there were no revenues during the six month period ended June 30, 2024 under the agreement with Sash Trade due to the fact that the product registration process is continuing in India, and revenues during the six month period ended June 30, 2024 under the agreement with Aerofit Multiplus were only approximately MYR 1,777.50 ($400). When and if any of the distributor agreements between EMP Solution and Pro Tek AS, Sash Trade or Aerofit Multiplus Pte Ltd constitutes a material agreement after the closing of this offering, the Company will file such agreement(s) as an exhibit to its applicable Securities Exchange Act reports, as required by law and SEC regulations, including Item 601(b)(10) of Reg. S-K.

For purposes of the above calculations, we have used a USD:MYR exchange rate of 1:4.4375 as of November 13, 2024.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei